Exhibit 99.1

Theratechnologies Announces Closing of US$25 Million Public Offering of

Common Shares and Concurrent Private Placement

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated December 16, 2021 to its short form base shelf prospectus dated December 14, 2021.

Montreal, Quebec, October 31, 2023 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (Nasdaq: THTX; TSX: TH), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced that it has closed its previously announced public offering (the “Public Offering”) of 12,500,000 common shares of the Company (the “Common Shares”) at a public offering price of US$1.00 per Common Share (the “Offering Price”). The gross proceeds of the Public Offering are US$12,500,000, before deducting the underwriting discounts and commissions and other estimated offering expenses. Pursuant to the underwriting agreement dated October 25, 2023, the Company has also granted the underwriter a 30-day option (the “Option”) to purchase up to 1,875,000 Common Shares at the Offering Price, less underwriting discounts and commissions.

Cantor Fitzgerald & Co. acted as sole bookrunner for the Public Offering.

In connection with the Public Offering, the Company has also closed its concurrent private placement with Investissement Québec (the “Concurrent Private Placement”) of 9,118,184 Common Shares and 3,381,816 fully-funded, non-voting subscription receipts, exchangeable into Common Shares on a one-for-one basis (the “Exchangeable Subscription Receipts”) in lieu of Common Shares, in each case, at the Offering Price, for US$12,500,000 aggregate gross proceeds, less a capital commitment fee of 1.5% payable to Investissement Québec and Investissement Québec’s legal fees. The component of the Concurrent Private Placement in the form of Exchangeable Subscription Receipts is designed to ensure that, following completion of the Public Offering and the Concurrent Private Placement, Investissement Québec does not have beneficial ownership or control over more than 19.9% of the issued and outstanding Common Shares and therefore is not a “control person” within applicable Canadian securities laws. All securities issued in connection with the Concurrent Private Placement are subject to a four-month hold period from the closing date under applicable Canadian securities laws, in addition to such other restrictions as may apply under applicable securities laws of jurisdictions outside Canada.

The Company also entered into an investor rights agreement, pursuant to which Investissement Québec will be entitled to nominate one director to the Company’s board of directors for as long as it holds 50% of the Common Shares purchased pursuant to the Concurrent Private Placement. Copies of the subscription agreement, the exchangeable receipt agreement setting forth the terms and conditions of the Exchangeable Subscription Receipts and the investor rights agreement, when available, will be filed on SEDAR+ at www.sedarplus.ca. Summaries of the subscription agreement and the exchangeable receipt agreement and a copy of the investor rights agreement, when available, will be filed on EDGAR at www.sec.gov.

As at the date of closing, Investissement Québec beneficially owns approximately 19.9% (25.4% if the Exchangeable Subscription Receipts were to be exchanged into Common Shares) of the issued and outstanding Common Shares. If the Option is exercised in full, Investissement Québec will beneficially own approximately 19.1% (24.5% if the Exchangeable Subscription Receipts were to be exchanged into Common Shares) of the issued and outstanding Common Shares as of the date of closing.

The Public Offering and the Concurrent Private Placement are subject to final acceptance of the Toronto Stock Exchange.

No securities regulatory authority has either approved or disapproved the contents of this news release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Theratechnologies

Theratechnologies (Nasdaq: THTX) (TSX: TH) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, the “Forward-Looking Statements”) within the meaning of applicable securities laws, that are based on management’s beliefs and assumptions and on information currently available to it. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding the exercise of the Option.

Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These, as well as other, risks and uncertainties are described more fully in the section titled “Risk Factors” of the preliminary Prospectus Supplement and of the Base Shelf Prospectus in connection with the Public Offering as well as other public filings made by the Company available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements.

Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent the Company’s expectations as of that date. The Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

1-438-315-6608

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800

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